Steven M. Blondy
Executive Vice President and
Chief Financial Officer
R.H. Donnelley Corporation

1001 Winstead Drive
Cary, North Carolina 27513
Tel: 919-297-1116
Fax: 919-297-1601
steve.blondy@rhd.com
August 31, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

Re:	Dex Media West LLC
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File No. 333-112694
Ladies and Gentlemen:
This letter is submitted with respect to Dex Media West LLC’s (the “Company” or “DMW”) response to the comment letter by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 11, 2009 (the “Comment Letter”), addressed to the Company with respect to (i) the Annual Report on Form 10-K for the year ended December 31, 2008 of the Company filed by the Company on March 31, 2009 (the “Form 10-K”) and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed by the Company on August 7, 2009.
The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response. Unless otherwise indicated, page references included in the body of the Company’s responses are to the Form 10-K. Terms used and not defined are used in the same manner they are used in the Form 10-K.

Form 10-K for the Year Ended December 31, 2008
Management’s Narrative Analysis of Results of Operations, page 29
1. We note that you took a significant goodwill impairment charge in the fiscal year 2008. You should expand your MD&A to discuss in more detail your expectations regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections. Please provide us with your proposed disclosures.
Response
In response to the Staff’s comment, we propose to add the following disclosure to the Recent Trends Related to Our Business section within Management’s Narrative Analysis of Results of Operations in our Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2009, and include such disclosure (revised for new developments, as warranted) in future filings to the extent such disclosure remains relevant and accurate.
Recent Trends Related to Our Business
RHD, Dex Media and the Company have been experiencing lower advertising sales primarily as a result of declines in recurring business, including both renewal and increased sales to existing advertisers, mainly driven by (1) declines in overall advertising spending by businesses, (2) the significant impact of the weaker economy on smaller businesses in the markets in which we do business and (3) an increase in competition and more fragmentation in the local business search market. These factors, along with the significant decline in 2008 in the trading value of Dex Media’s and our debt and RHD’s debt and equity securities and the resulting increase in the discount rate were the primary drivers underlying the goodwill impairment charges recognized in 2008.
From an operating perspective, we project our future operating results, cash flow and liquidity will be negatively impacted by the aforementioned conditions. During the nine months ended September 30, 2009, we experienced a [XX %] decline in total net revenues and a decrease in operating cash flow of [$XX million] from the comparable period in the prior year. In addition, RHD, Dex Media and the Company have been experiencing adverse bad debt trends attributable to many of these same economic challenges in our markets. We expect that these economic challenges will continue in our markets, and, as such, our advertising sales, bad debt experience and operating results will continue to be adversely impacted in the foreseeable future. As a result, our historical operating results will not be indicative of future operating performance, although our long-term financial forecast does anticipate a gradual improvement in the economy commencing in fiscal 2012.
As more fully described below in Item 7, “Management’s Narrative Analysis and Results of Operations – Net Revenues,” our method of recognizing revenue under the deferral and amortization method results in a delayed recognition of declining advertising sales whereby recognized revenues reflect the amortization of advertising sales consummated in prior periods as well as advertising sales consummated in the current period. Accordingly, our projected decline in advertising sales will result in a decline in revenue recognized in future periods. We expect these negative trends to continue into the foreseeable future.

In response to these economic challenges, we continue to actively manage expenses and are considering and acting upon a host of initiatives to streamline operations and contain costs. At the same time, we are improving the value we deliver to our advertisers by expanding the number of platforms and media through which we deliver their message to consumers. We are also committing our sales force to focus on selling the value provided to local businesses through these expanded platforms, including our Dex directories, online and mobile devices, voice-activated directory search as well as our network of owned and operated and partner online search sites. In addition, the Company continues to invest in its future through initiatives such as its overall digital product and service offerings, sales force automation, an advertiser self service system and portal, new mobile and voice search platforms and associated employee training. As economic conditions recover in our markets, we believe these investments will drive future revenue growth.
Report of Independent Registered Public Accounting Firm, page F-3
2. Please revise to identify the independent registered accounting firm.
Response
The Company respectfully requests that, given it is clear from the conformed signature of the report that the Company’s independent registered accounting firm is KPMG LLP, the Company not be required to file a Form 10-K/A to identify KPMG LLP as its independent registered accounting firm apart from the conformed signature appearing on page F-3. Prospectively, the Company will ensure that KPMG LLP is identified as its independent registered accounting firm apart from KPMG LLP’s conformed signature in the Report of Independent Registered Public Accounting Firm in the Company’s December 31, 2009 Form 10-K.
Identifiable Intangible Assets and Goodwill, page F-11
3. Please tell us what is meant by your “share of the impairment charge, based on a discounted cash flow analysis.” It is unclear to us whether you performed an impairment test based on your or RHD’s discounted cash flows. Disclose the reporting unit(s) used to test goodwill and how those reporting units were determined. Refer to your basis in the accounting literature.
Response
Our goodwill impairment testing was performed under the guidance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”) and included certain factors related to RHD as a consolidated entity as well as factors related specifically to DMW. The first step in the Company’s impairment testing was the determination of (i) the business enterprise value (“BEV”, which represents the sum of the fair values of debt and equity) and (ii) the discount rate. Both of these items were determined for RHD on a consolidated basis. The Company determined that this was the most practical and reasonable method to determine these impairment testing elements since RHD was the only entity in its consolidated group with traded equity securities, while RHD and certain other entities in the consolidated group, including DMW, each had traded debt securities. The second step in the Company’s impairment testing entailed the allocation of the consolidated BEV to the business units, including DMW, based on their respective discounted projected cash flows. The final step in the Company’s impairment testing was the calculation of goodwill impairment under the guidance of SFAS 142 by comparing each business unit’s BEV to its respective adjusted carrying value. In summary, DMW’s goodwill impairment was based upon its discrete discounted cash flow, using as a starting point, the public market consolidated BEV and implied consolidated RHD discount rate in a manner that ensured the sum of the unit BEVs equaled the consolidated total BEV.
SFAS 142 defines a reporting unit as:
     “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”
RHD has four components, including DMW, that comprise its sole operating segment. RHD’s management has determined that these components can be aggregated and deemed a single reporting unit since they have similar economic characteristics, such as (1) the nature of products and services, (2) the nature of production processes, (3) type or class of customer, and (4) method to distribute products. Although each of the components can be viewed as a single reporting unit, paragraph 37 of SFAS 142 requires that subsidiary goodwill be tested for impairment at the subsidiary level (i.e. DMW) using the subsidiary’s reporting unit(s). RHD’s management has determined that there are no levels below each of the four components that constitute a business for which discrete financial information is available and regularly reviewed by management. Based upon the forgoing and considering that all of the Company’s goodwill has been written off, the Company believes it has complied with the disclosure requirements of SFAS 142.
4. We note that you reduced the useful lives of your directory services agreements acquired by RHD to 33 years effective January 1, 2009. Given the state of your business, tell us and disclose your basis for determining the useful life to be 33 years. Explain in detail the various factors that were considered, including the future cash flow projections from these assets.
In addition, tell us why you use the straight-line method rather than another depreciation method to recognize the expected benefit from the use of the agreements.
Response
RHD has assessed the useful life of its directory service agreements (“DSAs”) by evaluating the relevant factors SFAS 142 prescribes in determining the remaining useful life (“RUL”) of an intangible asset including, but not limited to, the effects of obsolescence, demand, competition, and other economic factors. The most significant weight of these factors was placed on competition and RHD’s implicit assumption that permits RHD as an “Incumbent” directory publisher to maintain advertising pricing to its customers (and resulting EBITDA margins) above those of “Independent” directory publishers. Additionally, RHD applied these factors as significant underlying assumptions in connection with RHD’s acquisition and related valuation of these DSAs in accordance with the guidance of SFAS No.141, Business Combinations.
The distinction between an “Incumbent” and “Independent” publisher is emphasized, whereby an Incumbent publisher, such as RHD, has the exclusive right (i.e. via the DSA), to publish yellow and white pages directories for local telephone companies (“telcos”) using the telcos’ brands. This contrasts with an Independent publisher which is unable to claim any affiliation with a telco in the subject geography. The Company’s initial analysis of the DMW DSA presumed that it would help generate EBITDA margins higher than those of its Independent publisher competitors. This assumption was a key input variable into the discounted cash flow valuation models of all RHD’s DSAs (including DMW’s).

RHD’s marketing department has compiled extensive data on many RHD market price comparisons with Yell Group’s US Yellow Book subsidiary, RHD’s largest Independent competitor. An analysis of this data and other market sources indicates that RHD’s price premium has decreased from what was initially projected. Assuming this trend of price premium compression persists, at a future point the value attributable to a DSA could decline, indicating an economic RUL shorter than the contractually stipulated DSA term. Based upon the quantitative analysis of this price compression trend, the RULs for RHD’s DSA intangible assets (including those held by DMW) were estimated to range from 28 years to 38 years.
The Company also took into consideration qualitative factors such as the fact that the DSA provides a barrier to entry for Independent publishers who compete with DMW and other potential market participants, based on RHD’s exclusive right to publish yellow and white pages directories for telecos. Finally, the Company considered the other evaluation criteria as set forth in SFAS 142 for contractual-based intangible assets, none of which implied any reduction in the RUL of the DMW DSA. When the quantitative point estimates are combined with the qualitative factors, the Company concluded that a reduction to 33 years, the mid point of the above noted range, is a reasonable estimate for the RUL for the DMW DSA.
The Company has consistently evaluated the amortization methods for its various intangible assets. For example, the Company’s local customer relationships are being amortized under the income forecast method, which assumes the value derived from customer relationships is greater in the earlier years and steadily declines over time. Therefore, the income forecast method has been selected as the most appropriate amortization method as it mirrors the pattern of anticipated customer attrition and declining cash flows. The DMW DSA has been valued and tested for impairment using a multi-period excess earnings model, a discounted cash flow model variant that reflects not only the overall forecast of the business unit, but the performance of other contributory tangible and intangible assets. The pattern of projected DSA residual cash flows from this model has been and is projected to remain fairly level in the intermediate term (i.e., while the gross business unit cash flows may be projected to decline, so does the portion attributable to the contributory tangible and intangible assets, leaving a greater portion of the residual cash flow attributable to the DSA). As such, the Company determined that the difference in annual amortization between using the straight-line and the income forecast methods was not material. Given the very long RUL of the DMW DSA and greater uncertainty with the associated extended projections, the Company determined that the straight-line method was more appropriate to apply to the DMW DSA as compared to other depreciation methods.
Restructuring Charges, page F-21
5. Tell us why you believe outside consulting services should be included in restructuring reserves. Refer to your basis in accounting literature.
Response
During the second quarter of 2008, RHD initiated a restructuring plan which included exit activities such as headcount reductions, employee relocations, consolidation of responsibilities and vacating certain leased facilities. In connection with this initiative, RHD engaged an outside consulting firm to specifically assist in this process.
The Company believes the costs associated with the outside consulting services comply with the definition of “other associated costs” as provided under the guidance of paragraph 17 of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). Paragraph 17 states that:

“Other costs associated with an exit or disposal activity include, but are not limited to, costs to consolidate or close facilities and relocate employees. A liability for other costs associated with an exit or disposal activity shall be recognized and measured at its fair value in the period in which the liability is incurred (generally, when goods or services associated with the activity are received). The liability shall not be recognized before it is incurred, even if the costs are incremental to other operating costs and will be incurred as a direct result of the plan.”
The costs associated with the outside consulting firm have been expensed as incurred and are directly associated with the Company’s initiative to consolidate facilities, relocate and/or terminate employees. Additionally, all restructuring costs are appropriately included in the general and administrative expense line item on the consolidated statement of operations for the year ended December 31, 2008. Accordingly, the Company believes that it has complied with the accounting and disclosure requirements of SFAS 146.
Stock Incentive Plans, page F-26
6. It appears that you use the simplified method to calculate the expected life of your stock options and SARs. We also note based on page F-29 that the SARs granted in July 2008 are subject to accelerated vesting upon occurrence of certain events as well as other exercisability factors that do not seem to be “plain vanilla.” As such, tell us how you considered SAB 107 and SAB 110 in determining that your stock options and SARs are eligible for the use of the simplified method.
Response
Please note that all of RHD’s stock option and stock appreciation rights (“SAR”) grants, except as noted below, including a portion of the July 2008 SAR grant that has been granted to non-executive employees, satisfy the “plain vanilla” criteria outlined in Staff Accounting Bulletin (“SAB”) No. 110, Use of a Simplified Method in Developing Expected Term of Share Options (“SAB No. 110”). These criteria include:
•	The share options are granted at-the-money;

•	Exercisability is conditional only on performing service through the vesting date;

•	If an employee terminates service prior to vesting, the employee would forfeit the share options;

•	If an employee terminates service after vesting, the employee would have a limited time to exercise the share options (typically 30-90 days); and

•	The share options are nontransferable and nonhedgeable.
Therefore, use of the simplified method under SAB No. 110 is deemed appropriate in determining the expected life assumption for these grants or portions thereof to non-executive employees. The Company agrees that the portion of the July 2008 SAR grant made to executive officers does not satisfy the plain vanilla criteria of SAB No. 110 noted above due to the performance conditions required for vesting.
Recipients of the July 2008 SAR grant included both non-executive employees (44% of shares and 73% of compensation expense) as well as executive officers (56% of shares and 27% of compensation expense). Based on the immaterial compensation expense associated with this portion of the July 2008 SAR grant to executive officers (i.e. 27% of the less than $0.1 million expense for the year ended December 31, 2008), and the fact that a sensitivity analysis of +/- .5 years was performed for the entire award (i.e. both non-executive employees and executive officers), which yielded an immaterial impact of $15,000 in either direction, the Company concluded that the use of the simplified method for executive officer grants was reasonable and appropriate.
Commencing with the Company’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2009, the Company will eliminate disclosure relating to the above mentioned grant based on the immaterial nature of the grant and the immaterial impact it has on the Company’s consolidated financial statements.
Income Taxes, page F-31
7. We note that your valuation allowance is less than 1% of your deferred tax assets. In addition:
•	You state on page 35 that you expect lower future revenue,

•	Your independent auditors issued a going concern opinion,

•	Your credit ratings have been downgraded,

•	You expect future non-compliance with debt covenants,

•	You impaired all of your goodwill as well as other assets, etc.
As such, tell us and disclose in detail why you believe it is more likely than not that most of your deferred tax assets will be realized. Disclose if there are indications that the valuation allowance will change in the near term due to one or more future events and the nature of the uncertainty and a range of possible outcomes. In addition, please describe how you will realize your deferred tax assets. Describe the business development risks, specific tax planning strategies and other factors that lead to your conclusion.
Response
The following are reference citations from Statement of Financial Accounting Standards No. 109, Income Taxes (“SFAS 109”), that the Company evaluated in determining its valuation allowance.
“All available evidence, both positive and negative, should be identified and considered when determining whether it is more likely than not that all or some portion of deferred tax assets will not be realized. In order to support a conclusion that a valuation allowance is not needed, positive evidence of sufficient quantity and quality (objective compared to subjective) is necessary to overcome negative evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which the strength of the evidence can be objectively verified.” (SFAS 109, par. 25)
“If sufficient positive evidence from one source of taxable income supports a conclusion that a valuation allowance is not necessary, the other sources of taxable income generally need not be considered. Otherwise, evidence about each of the sources of taxable income should be considered in arriving at a conclusion about the need for and amount of a valuation allowance.” (SFAS 109, pars. 20-21)
“The relative weight given to evidence accumulated for the valuation allowance assessment should be commensurate with its level of objectivity. Accordingly, while there is no requirement for one of the sources of taxable income to be considered before any other source, a practical approach is to consider the four sources of taxable income in order of the least subjective to the most subjective. For example, taxable income in carryback years and reversals of existing taxable temporary differences generally provide more objective evidence than future taxable income exclusive of the reversal of temporary differences. In any case, if negative evidence exists there must be sufficient positive evidence of an appropriate quality to determine that a valuation allowance is not necessary.” (SFAS 109, par. 25)
Of the four sources of taxable income, for the reasons cited in the comments, the Company did not consider future taxable income exclusive of the reversal of temporary differences. Nor did the Company identify any tax planning strategies. The Company relied fully on reversals of existing taxable temporary differences, which the Company believes is a more objective source of taxable income and appropriate, given the conditions of RHD’s business.
Please refer to the schedule of deferred tax assets and liabilities presented in Note 7, Income Taxes of the Form 10-K. Total deferred tax assets before the valuation allowance are $85.2 million. Total deferred tax liabilities are $773.7 million. Of total deferred tax liabilities, $765.3 million represents tax-deductible Section 197 intangibles amortizing over a 15-year period, of which approximately 10 years remain. The Company concluded that the reversal of these existing taxable temporary differences provided a sufficient objective source of taxable income, and thus sufficient positive evidence necessary to overcome the negative evidence regarding the realizability of the deferred tax assets. The valuation allowance of $38 million primarily represents short-lived state and local net operating losses whose realizability is not more-likely-than-not.
Benefit Plans, page F-33
8. Please tell us and disclose why your weighted average discount rate used to determine the net periodic benefit expense increased from 6.48% (January 1 – June 30, 2008) to 8.01% (November 1 – December 31, 2008).
Response
During 2008, certain events occurred relating to the Dex Media, Inc. (“Dex Media”) pension plan that required a re-measurement of the pension related liabilities and the related net periodic benefit expense. The first event was triggered on July 1, 2008 relating to settlement accounting and the second event was triggered on October 21, 2008, relating to curtailment accounting. The accounting for each of these events is prescribed by Statement of Financial Accounting Standards No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Plans and for Termination Benefits (“SFAS 88”). The process of re-measuring the pension related liabilities at the time each event occurred required updating the assumptions used to measure such liabilities.
As noted on pages F-17 and F-36 of the Form 10-K, Dex Media utilized the Citigroup Pension Liability Index (the “Index”) as the appropriate discount rate for the Dex Media defined benefit pension plan during 2008. This Index is widely used by companies throughout the United States and is considered to be one of the preferred standards for establishing a discount rate. The Index is published once a month on the last day of the month and the Company has historically used the rate closest to the triggering date of the accounting re-measurement event. For the period January 1, 2008 through June 30, 2008, the Company utilized the published Index rate as of December 31, 2007 of 6.48%. For the period July 1, 2008 through October 31, 2008, the Company utilized the published Index rate as of June 30, 2008 of 6.82%, and for the period November 1, 2008 through December 31, 2008, the Company utilized the published Index rate as of October 31, 2008 of 8.01%. The change in the Index rate during 2008 is a result of changes in general economic conditions and financial markets.
Based upon the foregoing, the Company believes that the events that occurred in 2008 that required a re-measurement of the pension related liabilities and the related change to the weighted average discount rates were fully disclosed in Note 8, Benefit Plans in the Form 10-K.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Condensed Consolidated Statements of Cash Flows, page 5
9. Please disclose details of operating cash receipts and payments resulting from the reorganization in a supplemental schedule or in the notes to the financial statements in accordance with paragraph 31 of SOP 90-7.
Response
The Company believes it has complied with the disclosure requirements of paragraph 31 of Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”) which states the following:
“Reorganization items should be disclosed separately within the operating, investing, and financing categories of the statement of cash flows. This presentation can be better accomplished by the use of the direct method of presenting the statement. If the indirect method is used, details of operating cash receipts and payments resulting from the reorganization should be disclosed in a supplementary schedule or in the notes to the financial statements.”
The Company has historically used the indirect method of presenting its statement of cash flow. As permitted under Paragraph 31 SOP 90-7, the Company elected to disclose operating cash disbursements resulting from the reorganization in Note 3, “Reorganization Items, Net and Liabilities Subject to Compromise.” The only cash payments made by the Company as a result of the reorganization during the three and six months ended June 30, 2009 were for professional fees. As of the June 30, 2009, the Company has not received any operating cash receipts as a result of the reorganization.
As disclosed in Note 3, the Company incurred $16.2 million of professional fees, of which $15.1 million or 90% of such fees, were actually paid in cash during the three and six months ended June 30, 2009. The Company believes it has complied with the disclosure requirements for interim reporting and prospectively, the Company will add disclosure in future filings, including full disclosure in year-end reporting, to clearly disclose all details of operating cash receipts and payments resulting from the reorganization as required by SOP 90-7.
Summary of Significant Accounting Policies, page 10
10. Tell us in detail and disclose how you determined that your definite-lived intangible assets and other long-lived assets were not impaired as of March 31, 2009 and/or June 30, 2009. Disclose assumptions and methods used to evaluate impairment.
Furthermore, tell us and disclose if and how you evaluated the useful lives of your intangible assets as of March 31, 2009 and/or June 30, 2009.
Response
As of March 31, 2009, the Company performed an intangible asset impairment test under the guidance of SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets (“SFAS 144”) based on several triggering events that occurred during the first quarter of 2009. Based on the results of the Company’s impairment testing, the undiscounted cash flows exceeded the recorded values of the intangible assets; therefore there was no indication of impairment.

Similarly, during the three months ended June 30, 2009, triggering events occurred that required the Company to again assess whether its intangible assets were impaired. However, since there was no material change to the Company’s estimated undiscounted cash flows from its March 31, 2009 analysis, and the Company’s performance was tracking to its projections, it was not necessary to proceed with any further impairment testing, given there was no impairment resulting from the Company’s March 31, 2009 testing procedures. Please also note that the Company performed impairment testing as of December 31, 2008 of its definite-lived intangible assets and other long-lived assets and the methods and assumptions used to measure impairment during the year ended December 31, 2008 are disclosed in the Form 10-K. As a result of this testing, the Company did record impairment charges and consequently adjusted the recorded value of the impaired assets to their estimated fair value as of December 31, 2008.
In connection with the impairment testing as of December 31, 2008, the Company evaluated and adjusted the useful lives of certain intangible assets. In connection with the impairment testing as of March 31, 2009, the Company did analyze the quantitative factors that were used to evaluate the useful lives as of December 31, 2008, and determined there was no material change to the quantitative and qualitative factors discussed above since December 31, 2008 that would warrant further adjustment to the useful lives. Additionally, the methods and assumptions used to adjust the useful lives during the year ended December 31, 2008 are disclosed in the Form 10-K.
Prospectively, the Company agrees to add disclosure in its Form 10-Q for the quarter ending September 30, 2009 and future filings, as appropriate, to disclose that (1) the Company did test for impairment, however, as a result of such testing, there was no impairment, and (2) in connection with its impairment testing, the Company evaluated the remaining useful lives of its intangible assets and concluded no change was warranted at that time.
* * * * * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings,

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We have provided this response letter to you via facsimile, as well as through EDGAR submission, to facilitate an expeditious resolution to any remaining comments the Staff may have.
Please contact me at (919) 297-1116 should you wish to discuss any of the Company’s responses. Thank you for your continuing attention to this matter.
Sincerely,
Steven M. Blondy
Executive Vice President and Chief Financial Officer
cc:
     Inessa Kessman
     Mark Hianik, Esq.